  Exhibit 99.13

FORM 51-102F3

Material Change Report

Item 1.
Reporting Issuer

Eastmain Resources Inc. (“Eastmain”)
34 King Street East, Suite 601
Toronto, Ontario M5C 2X8

Item 2.
Date of Material Change

October 9, 2020.

Item 3.
Press Release

On October 9, 2020, a news release of Fury Gold Mines Limited (“Fury Gold”) in respect of the material change was disseminated through Business Wire. The news release was subsequently filed on SEDAR on October 9, 2020.

Item 4.
Summary of Material Change

On October 9, 2020, Fury Gold announced the completion of the previously announced transaction resulting in Auryn Resources Inc. (“Auryn”) acquiring Eastmain to form Fury Gold.

Item 5.
Full Description of Material Change

On October 9, 2020, Fury Gold announced the completion of the transaction resulting in Auryn acquiring Eastmain and forming Fury Gold. Prior to the merger, Auryn spun out its Peruvian assets into two new companies (the “SpinCos”) and distributed the shares of those companies to Auryn shareholders. Fury Gold also received the net proceeds of the previously completed C$23 million subscription receipt financing, which was conditional on the completion of the Fury Gold transaction. Shares of Fury Gold are expected to commence trading on the NYSE American on Monday, October 12, 2020 and on the Toronto Stock Exchange on Tuesday, October 13, 2020 (due to the Canadian Thanksgiving holiday). Shares of Auryn will continue to trade until close of market on October 9, 2020. So long as Auryn shares continue to be traded on the TSX under the AUG symbol, a purchaser will be entitled to receive SpinCo shares on settlement of the trade and a seller of Auryn shares will not retain any entitlement to SpinCo shares.

Item 6.
Reliance on subsection 7.1(2) of National Instrument 51-102

The report is not being filed on a confidential basis.

Item 7.
Omitted Information

No information has been omitted.

Item 8.
Executive Officer

Blair Schultz, Chief Executive Officer
416 642-1807

Item 9.
Date of Report

October 9, 2020